Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - February 18, 2005
FOR:	PetroKazakhstan Inc.
SUBJECT:	Turgai Petroleum Court Case

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) announces that the Collegia for Civil Cases of the South Kazakhstan Oblast Court (the “Collegia”) has issued its opinion in the case brought by ZAO Turgai Petroleum (“Turgai”), against the Company’s Kazakhstan refining subsidiary, TOO “PetroKazakhstan Oil Products” (“PKOP”).

Turgai is a joint venture between the Company and Lukoil and is engaged in the production of crude oil from the Kumkol North field in Kazakhstan. PKOP operates the Shymkent refinery.

Turgai initially filed a lawsuit against PKOP in the Specialized Interdistrict Economic Court of South Kazakhstan Oblast in December, 2004. In this lawsuit, Turgai requested the Court to order PKOP to enter into a processing agreement for Turgai crude oil volumes, under the terms of which PKOP would be paid a fee for processing Turgai crude oil and Turgai would receive and market the oil products produced by PKOP.

The Company, as a shareholder in Turgai, believes that the management of Turgai has failed to receive the appropriate board and shareholder approvals required by Turgai in order to enter into a processing agreement with PKOP. It is the Company’s position that, absent of such approvals, the conclusion of a processing agreement between Turgai and PKOP would not comply with Kazakhstan law. In addition, it is the Company’s position that existing marketing arrangements agreed by shareholders whereby Turgai supplies PKOP under a sale and purchase arrangement remain applicable unless amended by mutual agreement.

Nevertheless, Turgai prevailed in the Court of first instance and PKOP subsequently appealed to the Collegia, which is the appeal court of first instance in such matters.

Yesterday, PKOP received delivery of the written decision of the Collegia. PKOP and the Company are currently studying the decision and will likely seek to appeal it.

The Company also wishes to address a news story published yesterday by the Bloomberg news agency. In that story, which addresses the recent decision of the Collegia in the Turgai case referred to above, there is also reference to Lukoil “seeking $100 million in damages” from the Company. The Company wishes to clarify that the claim by Turgai in Shymkent did not seek any damages from PKOP. The Company also wishes to repeat its earlier statement that, as of this date, the Company has not received a judicial claim by Lukoil in the amount of $100 million as stated in the Bloomberg report.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company’s website can be accessed at www.petrokazakhstan.com.

    The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

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